May 5, 2009

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

> **Re: IPC Holdings, Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 4, 2009**
> **Filed by Validus Holdings Ltd. and Validus Ltd.**
> **File No. 000-27662**
> **Form 425**
> **Filed April 30, 2009 by Validus Holdings Ltd.**
> **File No. 000-27662**

Dear Ms. Banks:

We have reviewed the above referenced filings and have the following comments.

Cover Page

1. We note your statement on page 2 that "A vote 'AGAINST' the Proposed Max Amalgamation paves the way for IPC shareholders to receive what we believe is a superior currency." As IPC shareholders will receive no currency in the Max amalgamation, please revise this statement.

2. We note your continued reference to the transaction between IPC and Max as a "sale" rather than a "merger of equals," as described by IPC and Max. As you have not provided adequate support for this position, please characterize the following as a statement of opinion or belief, rather than fact: "However, even though IPC's board of directors apparently decided to put IPC up for sale, IPC and its advisors specifically excluded parties (including Validus) from its sale process…."

3. Please provide support for the following statements:
    - "…Validus common shares traded a premium to their diluted book value and diluted tangible book value of 1.05x and 1.13x, respectively, whereas Max common shares traded at a discount, at 0.76x and 0.77x, respectively." Also, we note that on page 5 you state that Validus

> common shares traded at a premium of 1.5x rather than 1.05x to Validus'
> diluted book value based on the closing price of Validus common shares
> on March 30, 2009. Please reconcile these statements.
>
> - The first two sentences of the first full paragraph on page 3.
> - "In independent forecasts conducted by Willis Re, the Council of
>   Insurance Agents and Brokers and Aon, the rate trends in business lines
>   which accounted for approximately 86% of Validus' 2008 non-reinsurance
>   gross written premiums (marine, property, war and terrorism, and financial
>   institutions) are currently positive, whereas the same independent
>   forecasts predict negative rate changes in business lines which accounted
>   for 58% of Max's 2008 non-reinsurance gross written premiums." (page
>   4)

4. We note your response to our prior comment 5. Please revise your filing in
    response to the below listed additional comments:

    - We note your response to sub-bullet 3 of our prior comment 5. Please
      make a similar (footnote) revision to the following statement on page 18:
      "Max alternative investments and non-agency asset/mortgage backed
      securities alone comprise 99% of tangible equity, indicating a massive
      amount of embedded risk."
    - Please revise footnote 18 to provide a description of the supplemental
      support you provided us. We note in that support that Max's investment
      yield in 2008Q3 and 2008Q4 is worse than the average, there are several
      other companies which produced worse results than Max.
    - Your response to sub-bullet 14 of our prior comment 5 does not explain
      how comparing the net book value of net assets acquired prior to
      adjustments to fair value of net assets acquired provides the "reduced
      standalone value" of Max Capital. We reissue the comment.

    Mark any supporting information provided to identify the specific information
    relied upon, such as quoted statements, financial statement line items, press
    releases, and mathematical computations, and identify the sources of all data
    utilized. Please note that the above list is not intended to be exhaustive.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements, page 27

5. We note your response to our prior comment 16. Please clearly state that you
    may withdraw your offer at any time prior to IPC's execution of the Validus
    Amalgamation Agreement, if this is the case.

Form 425 filed on April 30, 2009

6. Each statement or assertion of opinion or belief must be clearly characterized as
    such, and a reasonable factual basis must exist for each such opinion or belief.

Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- "Validus' offer would allow IPC shareholders to benefit from the superior growth prospects of a combined company that *would be a leading carrier* in Bermuda's short-tail reinsurance and insurance markets…" (Emphasis added).
- "Importantly, if the conditions of our Exchange Offer are satisfied, we believe we would be able to close in June. As an alternative, through the Scheme of Arrangement, we could deliver a transaction with a lower shareholder approval requirement as early as mid-July."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

Closing Information

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and
Acquisitions